FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	News Release dated January 22, 2008 entitled, "CN reports Q4-2007 net income of C$833 million, or C$1.68 per diluted share, including C$0.78 per share in benefits from favorable tax adjustments and major asset sales".

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q4-2007 net income of C$833 million,
or C$1.68 per diluted share, including C$0.78 per share
in benefits from favorable tax adjustments and major asset sales

CN sees 2008 opportunities despite tough economic environment

MONTREAL, Jan. 22, 2008— CN (TSX:CNR)(NYSE:CNI) today reported its financial and operating results for the quarter and year ended Dec. 31, 2007.

Fourth-quarter 2007 highlights

▪
Diluted earnings per share were C$1.68, including a C$0.57 per share benefit from a deferred income tax recovery, C$0.13 per share from the sale of CN’s Central Station Complex (CSC) in Montreal, and C$0.08 per share from the sale of the Company’s investment in English Welsh and Scottish Railway (EWS). Excluding these items, CN reported adjusted diluted EPS of C$0.90, which was flat compared with adjusted diluted EPS for the fourth quarter of 2006.(1)

▪
Net income was C$833 million, which included a deferred income tax recovery of C$284 million, as well as after-tax gains of C$64 million on the CSC sale and C$41 million from the EWS investment sale. Excluding these items, adjusted net income was C$444 million.(1)

▪
2006 fourth-quarter net income was C$499 million, including a deferred income tax recovery of C$27 million, or five cents per diluted share. Excluding the deferred income tax recovery, fourth-quarter 2006 adjusted net income was C$472 million (adjusted diluted EPS of C$0.90).(1)

▪	Fourth-quarter 2007 revenues declined three per cent to C$1,941 million, with operating expenses declining three per cent to C$1,205 million.

▪	Operating income for the final quarter of 2007 declined three per cent to C$736 million, while CN’s operating ratio was essentially flat at 62.1 per cent.

▪
The strengthening Canadian dollar relative to the U.S. dollar, which affected the conversion of CN’s U.S. dollar-denominated revenues and expenses, resulted in a reduction to fourth-quarter 2007 net income of approximately C$25 million, or C$0.05 per diluted share.

E. Hunter Harrison, president and chief executive officer, said: “CN faced strong headwinds in 2007 but we turned in a solid performance for both the quarter and the year. The major challenges were weak housing markets in the U.S., the continuing strength of the Canadian dollar that affected our U.S. dollar-denominated revenues, a strike in the first quarter, and a number of weather-related issues, particularly in western Canada.

“During the final quarter of 2007, four of our commodity groups – intermodal, petroleum and chemicals, metals and minerals, and coal – generated increased revenues. However, tough market conditions reduced forest products revenues by 19 per cent. Operating expenses declined three per cent in the quarter, allowing the Company to deliver an operating ratio of 62.1 per cent.

“We are very pleased with the start in the fourth quarter of our new Prince Rupert intermodal service. Transit times have been consistently on target. It’s this kind of performance that underscores the value of the product offering and commitment of all the parties involved – CN, the Port of Prince Rupert and Maher Terminals – to deliver a highly competitive service.”

Harrison said 2008 will be challenging in some areas, but the year ahead also offers the Company opportunities for growth.

“We’re cautious about the state of the North American economy, continued weakness in the U.S. housing market, and the strength of the Canadian dollar vis-a-vis the U.S. dollar. At the same time, we see opportunities for new traffic, the strongest being intermodal as a result of the new Prince Rupert gateway for containerized goods moving between Asia and North America. We also see a number of opportunities in bulk and industrial products, including those related to the continuing oil boom in western Canada. Our recent acquisitions have strengthened our freight franchise in that region.”

2008 financial outlook

For 2008, CN expects the Canadian-U.S. dollar exchange rate to be in the range of C$0.95-C$1.00, the price for crude oil (West Texas Intermediate) to be around US$90 per barrel, and North American economic growth to be approximately 1.7 per cent. With this outlook, CN expects to take advantage of a number of opportunities and is targeting to deliver revenue growth in the range of six to eight per cent this year. With continued productivity improvements, the Company expects 2008 diluted earnings per share growth to be in the range of mid-to-high single digit, compared with adjusted diluted EPS of C$3.40 in 2007, and 2008 free cash flow to be in the order of C$750 million. (1)

In 2008, CN also plans to invest approximately C$1.5 billion in capital programs, of which more than C$1 billion will be targeted on track infrastructure to maintain a safe railway and improve the productivity and fluidity of the network.

Please see “Forward-Looking Statements” below for additional information.

Fourth-quarter 2007 results

Net income for the fourth quarter of 2007 was C$833 million, including a deferred income tax recovery of C$284 million (C$0.57 per diluted share) resulting from the enactment of corporate income tax rate changes in Canada, and the after-tax gains on the sale of the CSC of C$64 million (C$0.13 per diluted share) and the Company’s investment in EWS of C$41 million (C$0.08 per diluted share). Excluding the three items, CN reported adjusted diluted EPS of C$0.90.(1)

Fourth-quarter 2006 net income was C$499 million (C$0.95 per diluted share), including a deferred income tax recovery of C$27 million (C$0.05 per diluted share) attributable to the resolution of matters relating to prior years’ income taxes. Excluding the deferred income tax recovery, fourth-quarter 2006 adjusted net income was C$472 million (adjusted diluted EPS of C$0.90).(1)

Fourth-quarter 2007 revenues declined three per cent to C$1,941 million. The decrease was mainly due to the translation impact of a stronger Canadian dollar on U.S. dollar-denominated revenues and weakness in the forest products market.

Revenue ton-miles, a measurement of the relative weight and distance of rail freight transported by the Company, increased by three per cent during fourth-quarter 2007 versus the comparable period of 2006. Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, declined six per cent over the same period in 2006.

Operating expenses for the fourth quarter decreased three per cent to C$1,205 million, largely as a result of decreased labor and fringe benefits expense and the translation impact of a stronger Canadian dollar on U.S. dollar-denominated expenses. These factors were partially offset by significantly higher fuel expense.

The operating ratio, defined as operating expenses as a percentage of revenues, was 62.1 per cent during the quarter, compared with 62.2 per cent for the fourth quarter of 2006, a 0.1-point decrease.

Full-year 2007 results

Net income for 2007 was C$2,158 million, with diluted earnings per share of C$4.25. The 2007 results included a deferred income tax recovery of C$328 million (C$0.64 per diluted share) resulting mainly from the enactment of corporate income tax rate changes in Canada, as well as the gains on the sale of the CSC of C$64 million (C$0.13 per diluted share) and the Company’s investment in EWS of C$41 million (C$0.08 per diluted share). Year-earlier net income was C$2,087 million (C$3.91 per diluted share). Included in the 2006 figures was a deferred income tax recovery of C$277 million (C$0.51 per diluted share), resulting from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

Excluding benefits from favorable tax adjustments and major asset sales, adjusted net income for 2007 was C$1,725 million, or C$3.40 per diluted share, compared with adjusted 2006 net income of C$1,810 million, or C$3.40 per diluted share. (1)

Revenues for 2007 totaled C$7,897 million, compared with C$7,929 million for 2006. The decline in revenues was mainly a result of the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues, weakness in specific markets, particularly forest products, the United Transportation Union (UTU) strike, and adverse weather conditions in the first half of 2007. Largely offsetting these factors were the impact of net freight rate increases, which included lower fuel surcharge revenues as a result of applicable fuel prices, and an overall improvement in traffic mix.

Revenue ton-miles for 2007 declined one per cent from the comparable period of 2006, while rail freight revenue per ton-mile was essentially flat.

Operating expenses increased two per cent to C$5,021 million, mainly due to increased fuel costs and equipment rents, which were partly offset by the translation impact of a stronger Canadian dollar and decreased labor and fringe benefits expense.

Operating income declined five per cent to C$2,876 million. The operating ratio was 63.6 per cent in 2007, compared with 61.8 per cent in 2006, a 1.8-point increase.

In addition to the weather conditions and operational challenges in the first half of 2007, CN’s results in 2007 included the impact of the first-quarter 2007 strike by 2,800 UTU members, for which the Company estimated the negative impact on first-quarter 2007 operating income and net income to be approximately C$50 million and C$35 million, respectively, (C$0.07 per diluted share).

The strengthening Canadian dollar relative to the U.S. dollar, which affected the conversion of CN’s U.S. dollar-denominated revenues and expenses, resulted in a reduction to net income of approximately C$35 million, or C$0.07 per diluted share.

The financial results in this press release were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

Forward-Looking Statements
This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. In addition to the other assumptions contained in this release, the Company assumes that, although there is an increasing risk of recession in the U.S. economy, growth in North America and globally will continue to slow down in 2008, but that a recession will not take place. The Company cautions that this as well as its other assumptions may not materialize. The Company’s results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2006 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), as well as its 2007 unaudited interim consolidated financial statements and MD&A, for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director, Communications, Media	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006
		(Unaudited)

Revenues	$1,941	$2,000	$7,897	$7,929

Operating expenses
Labor and fringe benefits	340	474	1,701	1,823
Purchased services and material	259	271	1,045	1,027
Fuel	307	227	1,026	892
Depreciation and amortization	173	167	677	650
Equipment rents	60	63	247	198
Casualty and other	66	42	325	309
Total operating expenses	1,205	1,244	5,021	4,899

Operating income	736	756	2,876	3,030

Interest expense	(85)	(80)	(336)	(312)

Other income	159	27	166	11

Income before income taxes	810	703	2,706	2,729

Income tax recovery (expense)	23	(204)	(548)	(642)

Net income	$833	$499	$2,158	$2,087

Earnings per share

Basic	$1.70	$0.97	$4.31	$3.97

Diluted	$1.68	$0.95	$4.25	$3.91

Weighted-average number of shares

Basic	489.8	515.5	501.2	525.9

Diluted	495.9	523.6	508.0	534.3

Certain of the comparative figures have been reclassified in order to be consistent with the 2007 presentation as discussed herein. As a result of the Company's expansion of its existing non-rail transportation services, in combination with its rail service, the Company has become primarily responsible for the fulfillment of the transportation of goods involving non-rail activities.  In order to be consistent with the presentation of other non-rail transportation services, the Company reclassified certain operating expenses incurred for non-rail transportation services, which were previously netted with their related revenues, to reflect the gross reporting of revenues where appropriate. This change had no impact on the Company's operating income and net income, as both revenues and operating expenses were increased by $58 million and $213 million in the three months and year ended December 31, 2006, respectively.  In addition, the Company reclassified its non-rail transportation revenues to Other revenues.  Previously, various revenues for non-rail transportation services were reported in both Rail freight revenues and Other revenues.

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at December 31, 2007 and December 31, 2006, and its results of operations, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2007 and 2006.  These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2007 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and Management's Discussion and Analysis (MD&A).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	December 31	December 31
	2007	2006
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$310	$179
Accounts receivable	370	692
Material and supplies	162	189
Deferred income taxes	68	84
Other	138	192
	1,048	1,336

Properties	20,413	21,053
Intangible and other assets	1,999	1,615
Total assets	$23,460	$24,004

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,282	$1,823
Current portion of long-term debt	254	218
Other	54	73
	1,590	2,114

Deferred income taxes	4,908	5,215
Other liabilities and deferred credits	1,422	1,465
Long-term debt	5,363	5,386

Shareholders' equity:
Common shares	4,283	4,459
Accumulated other comprehensive loss	(31)	(44)
Retained earnings	5,925	5,409
	10,177	9,824

Total liabilities and shareholders' equity	$23,460	$24,004

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. GAAP, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company’s financial position as at December 31, 2007 and December 31, 2006, and its results of operations, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2007 and 2006. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2007 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and MD&A.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006
		(Unaudited)
Common shares
Balance, beginning of period	$4,359	$4,476	$4,459	$4,580
Stock options exercised and other	6	43	89	133
Share repurchase programs	(82)	(60)	(265)	(254)
Balance, end of period	$4,283	$4,459	$4,283	$4,459

Accumulated other comprehensive loss

Balance, beginning of period	$(257)	$(520)	$(44)	$(222)

Other comprehensive income (loss):

Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(90)	246	(1,004)	32
Translation of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	22	(196)	788	(33)

Pension and other postretirement benefit plans:
Net actuarial gain arising during the period	391	-	391	-
Prior service cost arising during the period	(12)	-	(12)	-
Amortization of net actuarial loss included in net periodic benefit cost	11	-	49	-
Amortization of prior service cost included in net periodic benefit cost	5	-	21	-
Minimum pension liability adjustment	-	1	-	1

Derivative instruments	(1)	-	(1)	(57)

Other comprehensive income (loss) before income taxes	326	51	232	(57)
Income tax recovery (expense)	(100)	11	(219)	(179)
Other comprehensive income (loss)	226	62	13	(236)
Adjustment to reflect the funded status of benefit plans:
Net actuarial gain (net of income tax expense of $(200) for 2006)	-	434	-	434
Prior service cost (net of income tax recovery of $14 for 2006)	-	(31)	-	(31)
Reversal of minimum pension liability adjustment (net of income
tax expense of $(6) for 2006)	-	11	-	11
Balance, end of period	$(31)	$(44)	$(31)	$(44)

Retained earnings

Balance, beginning of period	$5,557	$5,306	$5,409	$4,891
Adoption of new accounting pronouncements (1)	-	-	95	-

Restated balance, beginning of period	5,557	5,306	5,504	4,891

Net income	833	499	2,158	2,087
Share repurchase programs	(363)	(313)	(1,319)	(1,229)
Dividends	(102)	(83)	(418)	(340)
Balance, end of period	$5,925	$5,409	$5,925	$5,409

(1) On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” and early adopted the measurement date provisions of Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million. The application of SFAS No. 158 on January 1, 2007 had the effect of decreasing Retained earnings by $3 million.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006
		(Unaudited)
Operating activities
Net income	$833	$499	$2,158	$2,087
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	172	167	678	653
Deferred income taxes	(207)	23	(82)	3
Gain on sale of Central Station Complex	(92)	-	(92)	-
Gain on sale of investment in English Welsh and Scottish Railway	(61)	-	(61)	-
Other changes in:
Accounts receivable	267	403	229	(17)
Material and supplies	44	18	18	(36)
Accounts payable and accrued charges	120	48	(351)	197
Other net current assets and liabilities	(12)	(34)	39	58
Other	(122)	(61)	(119)	6
Cash provided from operating activities	942	1,063	2,417	2,951

Investing activities
Property additions	(490)	(472)	(1,387)	(1,298)
Acquisitions, net of cash acquired	(25)	(26)	(25)	(84)
Sale of Central Station Complex	351	-	351	-
Sale of investment in English Welsh and Scottish Railway	114	-	114	-
Other, net	26	14	52	33
Cash used by investing activities	(24)	(484)	(895)	(1,349)

Financing activities
Issuance of long-term debt	846	183	4,171	3,308
Reduction of long-term debt	(1,120)	(234)	(3,589)	(3,089)
Issuance of common shares due to exercise of stock options
and related excess tax benefits realized	4	42	77	120
Repurchase of common shares	(445)	(373)	(1,584)	(1,483)
Dividends paid	(102)	(83)	(418)	(340)
Cash used by financing activities	(817)	(465)	(1,343)	(1,484)

Effect of foreign exchange fluctuations on U.S. dollar-denominated
cash and cash equivalents	(5)	9	(48)	(1)

Net increase in cash and cash equivalents	96	123	131	117

Cash and cash equivalents, beginning of period	214	56	179	62

Cash and cash equivalents, end of period	$310	$179	$310	$179

Supplemental cash flow information
Net cash receipts from customers and other	$2,209	$2,425	$8,139	$7,946
Net cash payments for:
Employee services, suppliers and other expenses	(979)	(1,043)	(4,323)	(4,130)
Interest	(67)	(67)	(340)	(294)
Workforce reductions	(7)	(8)	(31)	(45)
Personal injury and other claims	(28)	(47)	(86)	(107)
Pensions	(25)	(66)	(75)	(112)
Income taxes	(161)	(131)	(867)	(307)
Cash provided from operating activities	$942	$1,063	$2,417	$2,951

Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006
		(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	1,763	1,824	7,186	7,254
Gross ton miles (GTM) (millions)	89,315	88,407	347,898	352,972
Revenue ton miles (RTM) (millions)	47,151	45,966	184,148	185,610
Carloads (thousands)	1,205	1,146	4,744	4,824
Route miles (includes Canada and the U.S.)	20,421	20,264	20,421	20,264
Employees (end of period)	22,696	22,250	22,696	22,250
Employees (average for the period)	22,796	22,196	22,389	22,092

Productivity

Operating ratio (%)	62.1	62.2	63.6	61.8
Rail freight revenue per RTM (cents)	3.74	3.97	3.90	3.91
Rail freight revenue per carload ($)	1,463	1,592	1,515	1,504
Operating expenses per GTM (cents)	1.35	1.41	1.44	1.39
Labor and fringe benefits expense per GTM (cents)	0.38	0.54	0.49	0.52
GTMs per average number of employees (thousands)	3,918	3,983	15,539	15,977
Diesel fuel consumed (U.S. gallons in millions)	102	101	392	401
Average fuel price ($/U.S. gallon)	2.70	2.16	2.40	2.13
GTMs per U.S. gallon of fuel consumed	876	875	887	880

Financial ratio

Debt to total capitalization ratio (% at end of period)	35.6	36.3	35.6	36.3

Safety indicators

Injury frequency rate per 200,000 person hours (2)	2.1	2.0	1.9	2.1
Accident rate per million train miles (2)	3.6	2.0	2.7	2.4
(1) Includes data relating to companies acquired as of the date of acquisition.
(2) Based on Federal Railroad Administration (FRA) reporting criteria. For 2006, the Injury frequency rate per 200,000 person hours and the Accident rate per million train miles, prepared on a proforma basis to include the acquisitions of Mackenzie Northern Railway and Savage Alberta Railway, Inc., as of January 1, 2006, would have been 2.1 and 2.3, respectively, for the three months ended December 31, 2006, and 2.1 and 2.5, respectively, for the year ended December 31, 2006.

Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation, as discussed herein. Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended December 31			Year ended December 31
			Variance			Variance
	2007	2006	Fav (Unfav)	2007	2006	Fav (Unfav)
			(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	306	300	2%	1,226	1,171	5%
Metals and minerals	195	192	2%	826	835	(1%)
Forest products	336	414	(19%)	1,552	1,747	(11%)
Coal	98	93	5%	385	370	4%
Grain and fertilizers	350	351	-	1,311	1,258	4%
Intermodal	362	353	3%	1,382	1,394	(1%)
Automotive	116	121	(4%)	504	479	5%
Other revenues	178	176	1%	711	675	5%
	1,941	2,000	(3%)	7,897	7,929	-
Revenue ton miles (millions)
Petroleum and chemicals	8,473	7,930	7%	32,761	31,868	3%
Metals and minerals	4,305	4,026	7%	16,719	17,467	(4%)
Forest products	9,156	10,049	(9%)	39,808	42,488	(6%)
Coal	3,432	3,209	7%	13,776	13,727	-
Grain and fertilizers	12,550	11,791	6%	45,359	44,096	3%
Intermodal	8,493	8,237	3%	32,607	32,922	(1%)
Automotive	742	724	2%	3,118	3,042	2%
	47,151	45,966	3%	184,148	185,610	(1%)
Rail freight revenue / RTM (cents)
Rail freight revenue per RTM	3.74	3.97	(6%)	3.90	3.91	-
Commodity groups:
Petroleum and chemicals	3.61	3.78	(4%)	3.74	3.67	2%
Metals and minerals	4.53	4.77	(5%)	4.94	4.78	3%
Forest products	3.67	4.12	(11%)	3.90	4.11	(5%)
Coal	2.86	2.90	(1%)	2.79	2.70	3%
Grain and fertilizers	2.79	2.98	(6%)	2.89	2.85	1%
Intermodal	4.26	4.29	(1%)	4.24	4.23	-
Automotive	15.63	16.71	(6%)	16.16	15.75	3%

Carloads (thousands)
Petroleum and chemicals	151	145	4%	599	590	2%
Metals and minerals	261	203	29%	1,010	981	3%
Forest products	134	154	(13%)	584	667	(12%)
Coal	86	94	(9%)	361	411	(12%)
Grain and fertilizers	162	157	3%	601	594	1%
Intermodal	346	332	4%	1,324	1,326	-
Automotive	65	61	7%	265	255	4%
	1,205	1,146	5%	4,744	4,824	(2%)
Rail freight revenue / carload (dollars)
Rail freight revenue per carload	1,463	1,592	(8%)	1,515	1,504	1%
Commodity groups:
Petroleum and chemicals	2,026	2,069	(2%)	2,047	1,985	3%
Metals and minerals	747	946	(21%)	818	851	(4%)
Forest products	2,507	2,688	(7%)	2,658	2,619	1%
Coal	1,140	989	15%	1,066	900	18%
Grain and fertilizers	2,160	2,236	(3%)	2,181	2,118	3%
Intermodal	1,046	1,063	(2%)	1,044	1,051	(1%)
Automotive	1,785	1,984	(10%)	1,902	1,878	1%

Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation, as discussed herein. Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES  unaudited

Adjusted performance measures

During the three months and year ended December 31, 2007, the Company reported adjusted net income of $444 million, or $0.90 per diluted share, and $1,725 million, or $3.40 per diluted share, respectively. These adjusted figures exclude the impact of a net deferred income tax recovery of $284 million ($0.57 per diluted share) in the fourth quarter and $328 million ($0.64 per diluted share) for the year ended December 31, 2007 that resulted mainly from the enactment of corporate income tax rate changes in Canada. Also excluded from adjusted net income for both the three- and twelve-month periods were the gains on sale of the Central Station Complex of $92 million or $64 million after-tax ($0.13 per diluted share) and the Company’s investment in English Welsh and Scottish Railway of $61 million or $41 million after-tax ($0.08 per diluted share).

During the three months and year ended December 31, 2006, the Company reported adjusted net income of $472 million, or $0.90 per diluted share and $1,810 million, or $3.40 per diluted share, respectively. These adjusted figures exclude the impact of a deferred income tax recovery of $27 million ($0.05 per diluted share) in the fourth quarter and $277 million ($0.51 per diluted share) for the year ended December 31, 2006 that resulted primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies.  The reader is advised to read all information provided in the Company’s 2007 Annual Consolidated Financial Statements, Notes thereto and Management’s Discussion and Analysis (MD&A). The following tables provide a reconciliation of net income and earnings per share, as reported for the three months and years ended December 31, 2007 and 2006, to the adjusted performance measures presented herein.

	Three months ended			Year ended
	December 31, 2007			December 31, 2007
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$1,941	$-	$1,941	$7,897	$-	$7,897
Operating expenses	1,205	-	1,205	5,021	-	5,021
Operating income	736	-	736	2,876	-	2,876
Interest expense	(85)	-	(85)	(336)	-	(336)
Other income	159	(153)	6	166	(153)	13
Income before income taxes	810	(153)	657	2,706	(153)	2,553
Income tax recovery (expense)	23	(236)	(213)	(548)	(280)	(828)
Net income	$833	$(389)	$444	$2,158	$(433)	$1,725
Basic earnings per share	$1.70	$(0.79)	$0.91	$4.31	$(0.87)	$3.44
Diluted earnings per share	$1.68	$(0.78)	$0.90	$4.25	$(0.85)	$3.40

	Three months ended			Year ended
	December 31, 2006			December 31, 2006
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,000	$-	$2,000	$7,929	$-	$7,929
Operating expenses	1,244	-	1,244	4,899	-	4,899
Operating income	756	-	756	3,030	-	3,030
Interest expense	(80)	-	(80)	(312)	-	(312)
Other income	27	-	27	11	-	11
Income before income taxes	703	-	703	2,729	-	2,729
Income tax expense	(204)	(27)	(231)	(642)	(277)	(919)
Net income	$499	$(27)	$472	$2,087	$(277)	$1,810
Basic earnings per share	$0.97	$(0.05)	$0.92	$3.97	$(0.53)	$3.44
Diluted earnings per share	$0.95	$(0.05)	$0.90	$3.91	$(0.51)	$3.40

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES (continued) unaudited

Free cash flow

The Company generated $635 million and $828 million of free cash flow for the three months and year ended December 31, 2007, compared to $212 million and $1,343 million for the same periods in 2006. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends.  The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends, calculated as follows:

	Three months ended		Year ended
	December 31		December 31
In millions	2007	2006	2007	2006

Cash provided from operating activities	$942	$1,063	$2,417	$2,951
Cash used by investing activities	(24)	(484)	(895)	(1,349)
Cash provided before financing activities	918	579	1,522	1,602

Adjustments:
Change in accounts receivable securitization	(176)	(293)	(228)	82
Dividends paid	(102)	(83)	(418)	(340)
Effect of foreign exchange fluctuations on U.S. dollar-denominated
cash and cash equivalents	(5)	9	(48)	(1)
Free cash flow	$635	$212	$828	$1,343

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: January 23, 2008	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel